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Craft Beer
Loaded Dice Brewery

Brewery

1725 Rochester Rd
Troy, MI 48083
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Loaded Dice Brewery previously received $103,100 of investment through Mainvest.
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Data Room
Updates 15
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Loaded Dice Brewery is seeking investment to open a new location, increase marketing & production, and expand our distribution business to a
regional level.
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INVESTOR PERKS

Loaded Dice Brewery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this
business. You will not also receive the perks of lesser value, unless specified below.

Clawson Club Invest $500 or more to qualify. 50 of 50 remaining

Limited to 50 members, this will be a unique Mug Club Membership. It will include the following perks and benefits:

Four Leg Supporter Invest $1,500 or more to qualify. 6 of 6 remaining

You can really be a supporter. You will get your name (or slogan, or whatever -- you get the idea) painted on one of the tables. We plan on having six
(6) 8 person communal tables, and you can tag one of them!

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OUR STORY

While on an annual trip in Northern Michigan in winter of 2018 with his brother, brother-in-laws and nephews, Jef Smith and the group stumbled into
a small brewery out of a barn on its family's property. After striking up a conversation with the owner, Smith was convinced that the idea of opening
a brewery was tangible. Even each of his nephews turned to him one-by-one and said "This is what you should be doing."

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AFTER SECURING A LEASE OUR NEXT STEP IS PLAN DEVELOPMENT

After opening during the pandemic, we quickly outgrew our space. The old adage of "Location. Location. Location." held true -- and we knew that
we were going to hit this moment. We actually chose the existing space with that in mind. Our new location has many benefits that will help us with
our growth.

Located in a vibrant downtown area
Ample parking
< 2 Miles away from our current location
Dense residential area

Active foot traffic and bike paths
High visibility on Main Street
Supportive Landlord
Large Patio Space/Beer Garden
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IT WAS ALWAYS A THREE YEAR PLAN

When we opened the doors in September of 2020, we felt that we would need to make a move in a few years. This became obvious almost immediately. We started the search in the beginning of 2022, and ended up securing a lease in Clawson, MI.

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GROWTH & VALIDATION

We opened with an idea: to restore the spirit of home brewing in the craft brewing industry. The owner, Jef Smith, was an avid and awarded home brewer. He approached the tap list with that mentality. Blending some traditional styles with unique flavor profiles. This has been validated through a feverish and loyal regular base that continues to grow.

969 Membership has grown to 25+ members in about a year
The Fat King Release Day (August) has become an attraction
Customer input leads to "ownership" and loyalty
Revolving tap list creates excitement
Unique events supporting our guests hobbies and interest
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THIS IS WHAT WE DO
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We have a vibe and culture we are creating.

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PRELIMINARY ARCHITECTURAL LAYOUT

7800+ SF of space

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THE TIME TO GROW IS NOW

We have some limitations in the current space. Our current projections have us growing past our current capacity. We feel that we have built a brand and image that is desirable and we wish to continue to leverage the excitement for our culture and atmosphere. The time is now. We need to leverage our early success and grow into a space that will allow us to maximize our potential and broaden our footprint.

2021 Revenue: $189K
2022 Revenue: $228K
2023 Revenue (Projected): $269K
Distribution has increased 21% YTD
Extended hours in Q223
Capacity projected to increase nearly 120%
Growing Festival and Fair Participation in 2023
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MILESTONES & PROJECTIONS

Projecting initially over $500K annual revenue from new taproom in Y1

Obtained Lease 11/22
Preliminary Layout and Renderings 4/23
Electrical Upgrade early 5/23
Preliminary City Approval late 5/23
Adjacent to City Social District

Phase One build out under way

Production to begin Q124

Y2 Revenue Projection $800K

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RENDERINGS FOR THE NEW LOCATION

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UNIQUE APPROACH TO BREWING

Loaded Dice will continue to have offerings inspired by our creative forces. We offering several "sub-brands" that expand our portfolio.

All In Stout Series - Big & Bold Imperial Stouts

All the Marbles Sours - Fruited Sours with a Whimsical Approach

The Fat King Release - Peanut Butter, Banana and Bacon Beers

Dank Vegas Series - Annual Release on 4/20

Six Sided Lager Project - Lagers Done the Right Way

Performer Series - Collaborative Beers Inspired By Vegas Performers

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MEET THE THREE FAT KINGS

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BUSINESS MODEL

This location will house 20 taps that will include ten (10) mainstay beers, six (6) to eight (8) rotational beers or seltzers, and two (2) to four (4) different ciders, as well as, mead and wine offerings.

Taproom will be open 6 days a week and longer hours

Grow regional distribution outside of our hyper local area

Adding cider, wine and mead to expand our offerings

Keep our family and pet friendly environment, with constantly refreshing event/activity programming and specials

Engage our local community to add to an already robust downtown infrastructure and vibrancy

Create a unique kitchen that offers a diverse menu and allow our guests to have a destination that is full circle

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PRESS

Loaded Dice Brewery is all about community. That includes sharing its beer recipes.

Jef Smith took a gamble in opening Troy's lone nanobrewery, focusing on community and sharing, and it's paying off

It's all aces at Loaded Dice, a new Michigan brewery

A pandemic wasn't going to stop Loaded Dice from opening.

It starts in the garage: How to get brewing on your own

Mike Goodwin takes readers on a home-brewing trip and wraps...

Austin Brothers, Loaded Dice brew up a truly Titanic taste

My Tart Will Ghoul On, is a fruited kettle sour featuring Saskatoon Berries, spawned from...

Loaded Dice Brewery Owners Explain Why Beer List is Always Changing | Greater West Bloomfield Civic Center TV

Jef and Jennifer Smith, Owners of the Loaded Dice Brewery, say that they want to keep the list fresh and...

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THE TEAM

Jef

Founder

Before I transitioned to a professional brewer and business owner, I home brewed for over twenty years. I medaled in several home brew companions, and started to get a following with friends and family that grew out to their friends and family. in 2018, I started out on the journey to open a brewery of my own, along side with my wife Jennifer.

We opened Loaded Dice Brewery in September 2020, and already can see that we need a significant expansion to meet the needs of our customers and continue our growth.

Updates
APRIL 19TH, 2023
Q1 Blues will lead to Q2 success!
Quarter Performance

Greetings Investors!

We took a bit of a decline in Q1, but that was largely due to the inclement weather that hit our area in Jan/Feb. We lost 5 days of being open to closure due to snow and power outages. Not making excuses, but that's the stark reality.

Couple that with January and February being down industry wide, we saw a dip.

The plus side is that the Net Sales grew considerably each month:

January: $13.9K

February: $18.5K

March: $21.4K

This is a sign to us that we are moving in the correct direction, and trending upwards.

Welcome Eric Selberg!

We have the honor to announce that Eric Selberg (formerly of Brew Detroit) joined our team as our new Head Brewer starting April, 2023. He bring greater than six years of industry experience, and a wealth of talent. He was responsible for many of the brands that Brew Detroit distributes throughout Michigan, and we are looking to him to help us continue our growth into distribution. His short term objected is to stabilize our process and recipes as we scale up our production.

(Kind of) Announcing Our New Space

In November of 2022, we signed a lease for a new location within a few miles of our current strip mall space. While it is too early in the process to formally announce a move, we are moving forward with the demolition process as well as conceptual design.

Some of the hoops we need to jump through in order to comfortably announce the move is getting a firm commit from the city, as well as, any county restrictions. These are just items that are necessary to declare that we are moving forward with this project.

Facts about the new space:

In a walkable downtown area

7500+ SF in total space

Planning on "phasing" the project

Phase 1: Taproom and Production Space

Phase 2: Outdoor seating area/beer garden

Phase 3: Small kitchen serving elevated pub food

Phase 4: Larger brewing system

Our hope is to formally announce the move in the next few weeks. Phase 1 is currently underway as the space needed some upgrades to the roof, HVAC and electrical. Phase 2 ETA is late Q224, followed quickly by the kitchen (Phase 3). Phase 4 will most likely be Q424, but we are investigating opportunities to even move that into Phase 1 or Phase 2.

The space is being designed to hold 95 guests inside, with 40 seats outside, as well as a 50 person capacity interior event space.

We have plans to eventually scale up to a 10BBL system, but will initially upgrade our capacity to 5BBL fermentation vessels -- which we already started that process in our current space.

Looking ahead to Q2

We have several reasons to project sizable growth from Q1 to Q2 of 2024. Here are some highlights looking ahead:

Expanding capacity to 5BBL batches

Movement into two (2) Total Wine stores which increases distribution footprint

Commitment to several festivals and beer events in April, May and June

Dank Vegas Release (4/20) & Cinco De Mayo (5/5)

Expansion of open hours starting May 1, 2023

Deepest Thanks

We wanted to take a moment to express our appreciation for your support of our business. Your investment and faith means everything to us and we are truly grateful for your loyalty.

If there is anything we can do to enhance your experience with us, please do not hesitate to reach out. We value your feedback and are always looking for ways to improve.

Once again, thank you for your continued support. We couldn't do it without you.

Cheers!

The LDB Team

Investor Exclusive
JANUARY 17TH, 2023
Ended the with a bang!
Q422 Look Back

We saw an increase this quarter that was largely due to a strong Black Friday and increased distribution. We fell a bit shy of the distribution goals for this quarter, but we continue to gain accounts and build those relationships. Between kegs and cans, the goal was $4,500. We can in at $4,165. We grew our accounts from six locations to 11 accounts. The main account we got into was Total Wine. While we can only really provide enough product to one store, we will continue to grow this and incrementally increase sales into all four MI Total Wine locations. For now, we only support the Sterling Heights location, with plans to start sending product to the Novi location later Q123.

We also increased our open days to five (5) days a week by opening on Wednesdays. These nights we are offering Game Night and partner with a host to provide trivia, a family feud style game, and music bingo. Growth on Wednesdays has been slow, but it is growing. Considering that this has only been since the Wednesday AFTER Thanksgiving, we are being patient and hoping it continues to gain steam.

Location update

Some may have heard rumblings about this. Yes, we have a lease in hand. No, we aren't announcing the location. We want to wait until we get a better understanding of build out costs, as well as, a firmer city approval. As of now, we have a verbal agreement with the city, but that is pending on finalizing plans. We hope to have this wrapped up by the end of Q123, and will continue to provide updates when able. We will say this, it is a major space upgrade -- both in size and location. Parking will no longer be an issue. We are very excited about this location and what it means for Loaded Dice Brewery.

Looking ahead

Historically in this industry, there is a natural dip in sales in Q1 -- specifically in the beginning of the quarter. We have already seen this. However, with our increased hours and distribution, we should be able to to increase our revenue. Forecasting is a tricky art, but we are confident that we can continue to show growth.

As always, thanks for your support, and please feel free to reach out with any questions or concerns.

Cheers!

The LDB Team

OCTOBER 17TH, 2022
Slow and Steady Wins the Race
Seeing the Results

Hello everyone! Q3 has closed, and we are starting to see the investment into the new equipment and practices paying off.

Some of the highlights are our packaging process has greatly improved which is allowing us to confidently distribute to more locations. This includes both cans and kegs. We have made incremental gains and will continue to do so in Q4 and beyond.

Location Update

We are still in a holding pattern, but with each week that passes, we narrow down the scope more and more. We are currently looking at three properties, and have LOIs out to all of these. It's up to the landlords at this point, so we are hoping something lands soon so we can get to work and target a date in the middle 2023.

Goals and Growth

Last quarter we set some pretty aggressive goals that were centralized around distribution. We hoped to be able to secure a contract with a sizable chain of stores that we would have hit these goals (and significantly increased the overall revenue). We are still working on this contract and hope to have something resolved very soon.

Beyond that, we are looking forward to making small gains where we can, and continue to expand the brand footprint.

Although, the #1 goal is to secure a new space that would allow us higher visibility and traffic to grow even further.

Thanks again for your support. Without you, there is no us.

Cheers!

Investor Exclusive
JULY 11TH, 2022
Thanks for another great quarter

It's been a bit since I posted an update, but I wanted to share a few things with you.

1) We still haven't found a space to relocate our operations. We felt we had one in place a few months ago, but, as things often do, it fell through. It boiled down to some of the terms in the lease were less than favorable and the ownership group of the space were not willing to change its stance.

2) We have made substantial investments in our equipment with the funding that we have received with this round. Some of these items are: An automatic canner, a multi-head bottler, new bright tank, two new fermenters. We also purchased more kegs, cans, a new pump, and a few other things I won't bore you with. These will all help with our continue growth and small distribution.

3) Speaking of distribution... in Q2 we started to make progress by getting into a few bars and craft beer stores. We are already starting to see the dividends of this paying off and our foot traffic is increasing as the beer is getting into more hands. We are very excited about this, and will continue to work on getting more accounts.

Thanks again for believe in the LDB journey, and hopefully the next quarter we continue to show growth and have some news on a new space.

Investor Exclusive
APRIL 2ND, 2022
Q1 2022 is in the books!

We are in the process of issuing your first repayment for Q122. It was a good quarter for us, and we are continuing to show growth.

While we were waiting to do our first update to announce the finding of a new location, we just are ready to do that yet. We are still working on that, and feel that we are close, but nothing is set...yet!

We've made some significant upgrades to the "back of the house" items. A couple new tanks, more kegs, and the big purchase has been a bottle filler that'll be ready in a few weeks. This will be extremely beneficial to us going forward to package off our special release beers, as well as some of our regular beers that we will bottle off.

We have some big things coming on the horizon to announce, and this is just the beginning. Your support is greatly appreciated!

JANUARY 6TH, 2022
Here. We. Go.
ONE MORE DAY!

This is incredible. We are humbled. Let's kill these last few hours! Thanks so much!

Jen & Jef Smith

JANUARY 5TH, 2022
Podcasting and Collaborating

The LDB team had an opportunity to do another collaboration with a pretty big brewery -- Brew Detroit (Detroit, MI). This particular brewery does contract beers for breweries distirbuting regionally and in large quantities.

They also have a nano brewery set up that feeds into the tap room -- which is what we brewed on. If you follow our social media at all, we had a "feud" with them. This was a cooked up feud and a marketing campaign that we did with them. We developed the feud over a few weeks and ended it with the announcement of the collaboration.

We brewed there on Tuesday, 1/4/22, and they are coming here to brew our version of the beer on 1/6/22. The beer is a Kolsch that we are going to add a little honey in the boil to give it a touch more sweetness.

This should be a huge bump for us, as the beer will be distributed into stores throughout Metro Detroit. The label will be co-branded, so it'll give us incredible visibility.

Just a reminder that there are only two days left for this investment round! We already appreciate the support that we have already received. It's been amazing and humbling to see!

JANUARY 2ND, 2022
SO CLOSE!!

There is only 5 days left in our campaign! Let's finish strong. If you've already invested, thank you so much.

Please share with your friends and family and let's see how close we can get to hitting our goal of $150K.

If you haven't invested yet, feel free to reach out with any questions you may have and I'll answer them to the best of my ability...

Cheers all!

DECEMBER 31ST, 2021
LDB Beers Made Some Top Beer Lists!
Detroit Free Press

Brian Manzullo of the Detroit Free Press wrote an article about LDB in October of 2021 where he interviewed both Jennifer and I and tasted several of our beers. Recently, he published an article about the 12 best beers he tasted in 2021, and we made the list with Hef's Smoking Jacket. This was quite an honor as we continue to bend the normal constructs of styles and make twist them into something unique.

He wrote, "When it comes to Loaded Dice Brewery in Troy, it's about taking gambles on classic beer styles. But make no mistake about it: Those gambles are calculated. Somewhat.

Take Hef's Smoking Jacket, for example. It's a classic Hefeweizen, but with a balanced smokiness and cherry sweetness, the perfect complements to the style's soft banana clove notes."

Draft Therapy

Sean Foch of Draft Therapy grabbed a can of Dank Vegas when we released it on 4/20/21 and did a review for this video series. Recently, to close out the year, he compiled a list of beers that he really enjoyed in 2021. Additionally, we were featured for a collaboration with another brewery near by (Ascension) -- so we made the list twice!

It's crazy to us that we made these strides and getting recognition so quickly. It's a bit humbling, and amazing at the same time. Now, so roll up those sleeves and get even better!

DECEMBER 28TH, 2021
2022 is going to be GREAT!

2021 was a great year for Loaded Dice Brewery. After opening amidst the pandemic in September 2020, we managed to continue to increase our revenue each quarter. We were met with several challenges, like opening with only 50% capacity, then shutting down completely under Governor's orders, to reopening with to-go services only.

Once we were giving the "all clear" in April to open the taproom back up, we gave it our all.

While didn't ever plan on opening during a pandemic (I mean, who would?), we did feel we needed to open small and be lean in our operations. Our plan all along was to be agile and keep our overhead low to not be burdened with huge expenses. This allowed us to reinvest what profits we scraped together back into the business.

We've upgraded the brew system and tanks from 1BBL to 2.5BBL in 2021 -- which was necessary to keep up with the demand and expand the brand.

In May, we hired our first employee as an Assistant Brewer, and recently we added a Head Brewer to the mix. He comes with over 10 years of industry experience, and we most recently at a brewery that distributed throughout Northern and Western Michigan. This is a huge "get" for LDB as we start to churn to 2022.

We are excited to what the coming year has in store for LDB as we continue to look at aggressive growth goals and expansion.

We are extremely overwhelmed with the show of support that we have received from our "regulars' and the Mainvest community. With only 8 more days to go in our capital raise, we ask that you share this campaign out to your network and social media accounts. It will only help us hit our goals and offer some flexibility going forward

Wishing you all the best in 2022! Let's make it great together!

Jef & Jen Smith

Loaded Dice Brewery

DECEMBER 20TH, 2021
Christmas Collaboration

Hey there! One of the things we like to do the most are collaborations with other breweries. We've done several so far since opening in September of 2021. We are recently a holiday Barleywine with another local brewery called North Center Brewing (Northville, MI).

Doing collaborations are not only fun, but it's a great way to hit markets that you may not necessarily have access to. North Center is about 45 minutes away from ours, and it's just far enough where their guests may not come out to Loaded Dice Regularly, but still close enough to where they may make the trip.

So, here we have Krampus Past and Krampus Future. The Loaded Dice Brewery Barleywine is brewed with figs and the NCB version uses pomegranate. Both are delicious and are releasing in cans this week -- just in time for the holidays!

DECEMBER 9TH, 2021
Pairing Dinner

Part of what we really enjoy doing here is building partnerships with local businesses. We also want to keep providing out guests with unique experiences. We found a food truck called Chutney Cat several months ago. The moment the truck landed at LDB it was a match. The Chef/Owner, Arjun, connected with Jef and Jen immediately.

We have hosted a couple of Pairing Dinners before, but this one was the closest we have come to a complete meal with graduated course.

Jef & Arj collaborated on the menu and matched up beers that they both felt would match up ideally. The turn was great, and the feedback was tremendous. This is one of the reasons why we want to expand into a larger space to be able to do these type of ticketed events in the future on nights that a better for it (read: not on a mid-week night that LDB is closed).

The preliminary concepts of a new location has a dedicated space for events that would be able to host these type of things independent of the rest of the taproom and make it more of a unique experience.

DECEMBER 5TH, 2021
Well, Happy Birthday to me!

Tomorrow marks my 51st birthday, and I continue to be amazed with the support everyone is showing our project and the vision we are sharing. Our goal has always been creating a small and friendly environment. It's going to be a challenge to keep that going if (and when) we relocate or expand.

Obviously, we have a plan in place to keep the great culture we are cultivating here going with the next steps. Let's keep this ball rolling, and, as always, LFG.

NOVEMBER 23RD, 2021
Holy Moly!

15 days into this thing, and we already blew way past our minimum raise! Thanks so much! Please spread the word out if you can!

NOVEMBER 16TH, 2021
Futures Bets are coming!

Hey everyone! We did this last year and we are going to do it again this year: Futures Bets! Customers can take a bit of a gamble on future LDB beers. Last year, we did it as more of a "share" for a barrel, but this year, we are ratcheting it up a bit. We are selling 120 "Futures Bets" of barrel aged beers (last year, we sold 85, and people wanted more!).

Here is a preview!

https://www.loadeddicebrewery.com/fb2021

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build Out of New Space $30,000
Contractor Payments $30,000
Additional Marketing $9,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $550,337 $886,130 $1,069,284 $1,290,560 $1,565,968
Cost of Goods Sold $159,900 $172,512 $276,018 $331,221 $357,718
Gross Profit $390,437 $713,618 $793,266 $959,339 $1,208,250

EXPENSES

Rent $51,000 $102,000 $115,600 $127,500 $127,500
Utilities $24,200 $24,305 $24,412 $24,522 $24,635
Salaries $92,000 $143,500 $157,500 $165,000 $245,000
Insurance $7,200 $7,416 $7,613 $7,715 $7,819
Repairs & Maintenance $8,000 $8,127 $8,250 $6,946 $7,293
Legal & Professional Fees $6,000 $6,300 $6,615 $1,938 $1,986
Operating Profit $202,037 $421,970 $473,276 $625,718 $794,017
This information is provided by Loaded Dice Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends October 6th, 2023

Summary of Terms

Legal Business Name Loaded Dice Brewery LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $75,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1.4%-2.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2030

Financial Condition

Historical milestones

Loaded Dice Brewery has been operating since [August, 2020] and has since achieved the following milestones:

Opened location in [Troy, MI]

2020 (Y1) Revenue (Sept-Dec): $38,476

2021 (Y2) Revenue: $239,724

2022 (Y3) Revenue: $255,724

2023 (Y4) Revenue (projected): $262,969

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Loaded Dice Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Loaded Dice Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Loaded Dice Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Loaded Dice Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Loaded Dice Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Loaded Dice Brewery's management or vote on and/or influence any managerial decisions regarding Loaded Dice Brewery. Furthermore, if the founders or other key personnel of Loaded Dice Brewery were to leave Loaded Dice Brewery or become unable to work, Loaded Dice Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Loaded Dice

Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Loaded Dice Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Loaded Dice Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Loaded Dice Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Loaded Dice Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Loaded Dice Brewery's financial performance or ability to continue to operate. In the event Loaded Dice Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Loaded Dice Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Loaded Dice Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Loaded Dice Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Loaded Dice Brewery will carry some insurance, Loaded Dice Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Loaded Dice Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Loaded Dice Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Loaded Dice Brewery's management will coincide: you both want Loaded Dice Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Loaded Dice Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Loaded Dice Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Loaded Dice Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Loaded Dice Brewery or management), which is responsible for monitoring Loaded Dice Brewery's compliance with the law. Loaded Dice Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Loaded Dice Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Loaded Dice Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Loaded Dice Brewery, and the revenue of Loaded Dice Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Loaded Dice Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Loaded Dice Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...

My favorite part about this is...
Please tell me more about...
Carl W. Sterling Heights, MI 4 months ago

Glad to hear a new location has been identified!! Hopefully all goes well and looking forward to your next growth stage.

Reply
Mark G. Troy, MI 5 months ago

Hi Jef. Happy New (Brew) Year! Any updates on progress??

Reply
Jeffrey S. Troy, MI 5 months ago Loaded Dice Brewery Entrepreneur

Hey Mark! Thanks for reaching out, and Happy New Year to you! We are in the midst of closing out the quarter and the year. We should have an update in the next few days.

Reply
Mark G. Troy, MI 5 months ago

Sounds good. Thanks, Jef...

Reply
Christopher M. Royal Oak, MI over 1 year ago

I invested because

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Mark G. Troy, MI over 1 year ago

Looking forward to lots more tasty craft beer, in a new spacious location for LDB!

Reply
Carl W. Sterling Heights, MI over 1 year ago

Since local establishments have been so supportive of us by hiring us to perform for them and their patrons, we thought this would be a cool way to return the favor! Good luck and much success!!!

Reply
Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks you Carl!

Reply
Alexander G. Shelby Township, MI over 1 year ago

From Sunny. Let's roll baby!

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Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

LFG!!

Reply
Alexander G. Shelby Township, MI over 1 year ago

To the moon!

Reply
Stewart S. Royersford, PA over 1 year ago

Just rolling the dice...

Reply

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks for much for your support. Hopefully these dice are loaded and they come up winners!

Reply

Timothy B. Royal Oak, MI over 1 year ago

I invested because I went to the brewery and loved the product and the atmosphere. I would really like for this business to succeed and believe it will.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks Tim! Enjoyed having you and your family in. Looking forward to seeing you in the future!

Reply

Kent K. Troy, MI over 1 year ago

I invested because I've always thought Troy needed a good local brew pub, and I'm excited to see Jef and his team succeed! Cheers!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks Kent! We really appreciate it.

Karen B. Roseville, MI over 1 year ago

I invested because the beer is amazing! always something new that keeps my taste buds wanting more. Jen has been a friend since high school and Jeff I meet

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Karen... we <3 you! Thanks for supporting us.

Nancy Y. Troy, MI over 1 year ago

Jef and Jen have done a great job so far, and we would like to help them expand their brewery.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks Nancy! You guys are always great to us.

Vince S. Novi, MI over 1 year ago

What was 2021 revenue?

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Still adding things up, but definitely ticked up passed our goals — all thing considering. Somewhere between $175K-$200K

Vince S. Novi, MI over 1 year ago

Thanks. Once the investment round closes will there still be communication through Mainvest? If so, what kind of financial information will be released?

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Quarterly reports will be shared.

Chris S. Auburn Hills, MI over 1 year ago

I invested because I appreciate those who follow the dreams so many of us are afraid to embark on...

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks Chris! We appreciate your support!

Chris S. Auburn Hills, MI over 1 year ago

Not terribly far away.. I'm looking forward to trying out your selection.

Russ J. Livonia, MI over 1 year ago

Investing in Loaded Dice is NOT a gamble.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Clearly.

Russ J. Livonia, MI over 1 year ago

Support local small businesses. Especially those that make great beer.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks so much for your support as always!

James P. Columbia, MO over 1 year ago

I invested because I admire risk takers.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Nice! Thanks so much!!

Dana E. Troy, MI over 1 year ago

I invested because I want to support having a local brewery in (or near) Troy and Jef has done a great job with his beer so far, and I can't wait to see what else he can do.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thank you!

Stephen W. Warren, MI over 1 year ago

I invested because beer makes me happy!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

As it should! Thanks for your support!

Dana S. Detroit, MI over 1 year ago

I invested!!! This is my Uncle Jef & His Fam's Brewery!! This is a SMART investment they're going strong an only will get stronger in the future! Additionally my uncle @Jefsmith is an amazing person and passionate about beerrr and a great business man, INVEST! <3

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks my favorite niece who's name starts with a "D"!

Scott K. Royal Oak, MI over 1 year ago

I invested because I love this brewery and the vision Jef has for expanding.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks, Scott! You continue to be a great supporter.

Raymond B. Northville, MI over 1 year ago

Excited to support a local brewery, especially after meeting them at the Fall Beerfest @ Eastern Market!!!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks Raymond! This means a lot!

Kathleen M. Troy, MI over 1 year ago

I am excited to continue to support LDB!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Always great when an old friend supports us!!

Maxwell C. Troy, MI over 1 year ago

I invested because I believe in good beer and Jef's ability to make it.

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks so much!

Andrew F. Ferndale, MI over 1 year ago

Hi Jeff. I noticed your statement to Alec that "We don't see that we are operating at a deficit currently.", but I also see a net income loss of $6,471 in your 2020 income statement and a net income of -$73,725 for the most recent fiscal year in your SEC Form C: Annual Report Disclosure Requirements. Can you help me understand these apparently contradictory statements & what Loaded Dice's net income actually is? Thank you & keep up the fantastic work. Your beer is excellent!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

The net income includes cost of build out the lingered into 2020 while we completed the project. Keep in mind that most of the cost was incurred during that time. I will look into the statements and post when I get some clarity. I'm not an accountant (nor do I have play one on TV), so I need to review these and have a better understanding of the actual filing and statements. Thanks for the kind words about the beer! We do what we can with what we have!

Andrew F. Ferndale, MI over 1 year ago

Thanks for the additional clarity, Jeff! I appreciate what you do.

patrick k. Mason, MI over 1 year ago

do you plan on expanding hours? i live like 45 minutes away and would love to check the place out but it seems like you could be open more hours

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Yes! The plan is to open Weds-Sun while building out the new place, and then once we are in, we will have even more expanded hours. Possibly being open for lunch when there is the demand too.

Brian S. Madison Hts, MI over 1 year ago

Hello Jeff I am a huge fan of your brewery and how you run things. You mention building out the new place. Where are you planning to move to?

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

We are considering a few options nearby the current location.

Zachary M. Twin Falls, ID over 1 year ago

I invested because I love the concept and used to live in Michigan. Can I get a YO people!!!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks, Zachary!

Dave R. Troy, MI over 1 year ago

LFG, Jef !!!! Investment completed. Sorry for the delay. For all you browsers out their, this is one of those low risk bets to get your feet wet. So put your toes in and pour a drink!!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Thanks David! You're the best...

Dave R. Troy, MI over 1 year ago

* 'there' not 'their' - man, I'm that guy that didn't proof read. smh

Alec F. Grand Rapids, MI over 1 year ago

I invested because I think this brewery has potential, has a great team leading it and is an asset to the community!

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Really appreciate it!!

Alec F. Grand Rapids, MI over 1 year ago

With this fundraising, what are your financial predictions based upon? It appears you're already operating in a deficit, and with increasing costs and competition, what steps have you taken to pursue future profitability?

Jeffrey S. Troy, MI over 1 year ago Loaded Dice Brewery Entrepreneur

Hello Alec! Thanks for the question. We don't see that we are operating at a deficit currently. We are pouring everything we have with regards to profit as a reinvestment into the building the business. We feel that with increased capacity would allow us to have a larger reach and meet demand for our product. This will drive revenue further and eventually increase and ensure our profitability.

Loaded Dice Brewery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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